245 Summer Street	Fidelity® Investments
Boston, MA 02210

January 8, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust):

Fidelity Emerging Markets Fund

File No. 002-90649

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Emerging Markets Fund, a series of the trust in connection with the proposed acquisition by Fidelity Emerging Markets Fund of all of the assets of Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, another series of the trust and the assumption by Fidelity Emerging Markets Fund of the liabilities of Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, solely in exchange for shares of Fidelity Emerging Markets Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund. The Prospectus of Fidelity Emerging Markets Fund dated December 30, 2020 included in this filing is the Prospectus filed by the trust December 23, 2020 as Post-Effective Amendment No. 188 to its registration on Form N-1A (File No. 002-90649).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on April 14, 2021. It is expected that the Proxy Statement will be mailed to shareholders on or about February 16, 2021, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than January 28, 2021. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group